UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Southern Union Company

_______________________________________________

(Name of Issuer)

Common Stock

_______________________________________________

(Title of Class of Securities)

844030106

_______________________________________________

(CUSIP Number)

Sandell Asset Management Corp.

40 West 57th Street

26th Floor

New York, NY 10019

Attention : Richard Gashler, General Counsel

212-603-5700

With a Copy to:

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10019

212-756-2000

_______________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2006

_______________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,771,414
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,771,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,771,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 11,750,714
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,750,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,771,414
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,771,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,771,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,771,414
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,771,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,771,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg Global Select Fund, Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 979,300
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 979,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON CGS, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 979,300
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 979,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg GS Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 979,300
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 979,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 979,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 11,750,714
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,750,714
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Nick Graziano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 100
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 100
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Jonathan R. Macey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 100
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 100
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON William I. Tilles
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 100
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 100
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

The Schedule 13D filed on June 26, 2006 by Castlerigg Master Investments Ltd., Sandell Asset Management Corp., Castlerigg International Limited, Castlerigg International Holdings Limited and Thomas E. Sandell, with respect to the common stock, par value $1.00 per share (the “Common Stock”), of Southern Union Company, a Delaware Corporation (the “Issuer”), as reformatted on June 27, 2006, is hereby amended as set forth herein by this Amendment No. 1.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)         The names of the persons filing this statement on Schedule 13D are Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"); Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); Castlerigg Global Select Fund, Limited, a Cayman Islands exempted company ("Castlerigg Global Select"); CGS, Ltd., a Cayman Islands exempted company ("CGS"); Castlerigg GS Holdings, Ltd., a Cayman Islands exempted company ("CGSH"); Thomas E. Sandell ("Sandell"); Nick Graziano ("Graziano"); Jonathan R. Macey ("Macey"); and William I. Tilles ("Tilles"). Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, Castlerigg Global Select, CGS, CGSH and Sandell are collectively referred to herein as the "Sandell Reporting Persons". Graziano, Macey and Tilles are collectively referred to herein as the "Nominees". The Sandell Reporting Persons and the Nominees are collectively referred to herein as the "Reporting Persons". The filing of this statement on Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock in which such person does not have a pecuniary interest. Without limiting the foregoing, the Sandell Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Nominees and each of the Nominees expressly disclaims beneficial ownership of the shares of Common Stock held by any of the other Reporting Persons.

(b)        The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The principal business address for Castlerigg Global Select, CGS and CGSH is Walker House, P.O. Box 265GT, Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business address for each of SAMC, Sandell, Graziano and Tilles is c/o Sandell Asset Management Corp., 40 West 57th Street, 26th Floor, New York, New York 10019. The principal business address for Macey is c/o Yale Law School, 127 Wall Street, New Haven, Connecticut 06511.

(c)          Castlerigg International is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg International invests substantially all of its assets indirectly in Castlerigg Master Investments, a master trading vehicle that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg Holdings is the controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings. Castlerigg Global Select is a private investment fund that is primarily engaged in the business of investing in securities and other investment opportunities. Castlerigg Global Select invests substantially all of its assets indirectly in CGS, a master trading vehicle that is primarily engaged in the business of investing in securities and other investment opportunities. CGSH is the controlling shareholder of CGS and Castlerigg Global Select is the controlling shareholder of CGSH. SAMC is the discretionary investment manager of Castlerigg International, Castlerigg Holdings, Castlerigg Master Investments, Castlerigg Global Select, CGS and CGSH. Sandell is the controlling shareholder, Chief Executive Officer and Portfolio Manager of SAMC. Graziano is a Managing Director of SAMC. Macey is the Sam Harris Professor of Corporate Law, Corporate Finance and Securities Law at Yale University. Tilles is a Portfolio Manager and Managing Director of Global Utility Equities at SAMC. Information regarding the directors, executive officers and/or control persons of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, Castlerigg Global Select, CGS and CGSH (collectively, the "Instruction C Persons") is set forth in Appendix III attached hereto.

(d)         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings are British Virgin Islands companies. SAMC, Castlerigg Global Select, CGS and CGSH are Cayman Islands exempted companies. Sandell is a citizen of Sweden. Graziano, Macey and Tilles are citizens of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the shares of Common Stock reported herein to be held by Castlerigg Master Investments and CGS were derived from their respective general working capital and margin account borrowings made in the ordinary course of business. Funds for the purchase of the shares of Common Stock reported herein to be held by Graziano, Macey and Tilles were derived from their respective personal funds. A total of approximately $291,592,605 was paid to acquire the shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following immediately preceding the penultimate paragraph thereof:

On December 4, 2006, SAMC sent a letter to the board of directors of the Issuer again asking the board to put forth concrete steps to enhance stockholder value and close the valuation gap between the stock price and what SAMC believes to be the Issuer’s intrinsic value. In the absence of a plan from the Issuer, SAMC itself put forth various proposed initiatives for value creation and openly requested input from the board. If the board remains unwilling to restructure the company in a manner more conducive to public market value creation, SAMC urged the board to put the company up for sale. Attached to this letter was an analysis containing more specific details of SAMC’s proposals. Copies of this letter and analysis are attached hereto as Exhibits C and D, respectively, and incorporated herein by reference.

Also on December 4, 2006, Castlerigg Master Investments delivered a letter to the Issuer informing the Issuer of its intention to appear in person or by proxy at the Issuer’s 2007 annual meeting of stockholders to nominate the Nominees for election to the board of directors and to move a proposal to repeal any amendments to the Issuer’s bylaws unilaterally adopted by the board after May 9, 2005 and prior to the election and qualification of the directors elected at the annual meeting. The Reporting Persons currently intend to conduct a proxy solicitation seeking to elect the Nominees to the Issuer’s board of directors and obtain approval of such proposal at the annual meeting. In connection therewith, Castlerigg Master Investments simultaneously delivered a demand letter to the Issuer seeking to exercise its rights pursuant to Section 220 of the General Corporation Law of the State of Delaware to inspect certain stocklist materials of the Issuer and to make copies or extracts therefrom.

Also on December 4, 2006, Castlerigg Master Investments filed a complaint in the Court of Chancery of the State of Delaware in and for New Castle County in which it, among other things, charges that Article II, Section 13 of the Issuer’s bylaws is invalid and asks that the court declare the provision invalid as a matter of law and permanently enjoin the application of the provision to any attempt by Castlerigg Master Investments to nominate one or more individuals as candidates for director of the Issuer. The challenged bylaw provision is an entrenchment device that purports to strip stockholders of their right under Delaware law to nominate director candidates by providing that candidates must be approved by a hand-picked committee of incumbent directors. A copy of the complaint is attached hereto as Exhibit E and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)          Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell may be deemed to beneficially own the 10,771,414 shares of Common Stock held by Castlerigg Master Investments, representing approximately 9.0% of the outstanding shares of Common Stock. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell may be deemed to beneficially own the 979,300 shares of Common Stock held by CGS, representing approximately 0.8% of the outstanding shares of Common Stock. Each of the Nominees may be deemed to beneficially own the 100 shares of Common Stock that he holds, representing approximately 0.0% of the outstanding shares of Common Stock. The Reporting Persons may be deemed to be a "group" by virtue of the contemplated proxy solicitation and other matters discussed in Item 4, which "group" may be deemed to beneficially own an aggregate of 11,751,014 shares of Common Stock, representing approximately 9.8% of the outstanding shares of Common Stock. The percentages used herein are based upon the 119,638,350 shares of Common Stock reported to be outstanding as of November 3, 2006 by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed with the Securities and Exchange Commission on November 9, 2006.

(b)          None of the Sandell Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 10,771,414 shares of Common Stock held by Castlerigg Master Investments. Each of CGS, CGSH, Castlerigg Global Select, SAMC and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 979,300 shares of Common Stock held by CGS. Each of the Nominees has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 100 shares of Common Stock that he holds, and none of the Nominees has shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(c)          Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix I hereto.

(d)          No person other than Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Castlerigg Master Investments. No person other than CGS, CGSH, Castlerigg Global Select, SAMC and Sandell is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by CGS. No person other than the applicable Nominee is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by each of the Nominees.

(e)	Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following documents are filed as appendices and exhibits:

Appendix I:	Transactions Effected During the Past Sixty Days

Appendix II:	Joint Filing Agreement

Appendix III:	Information Regarding the Instruction C Persons

Appendix IV:	Powers of Attorney

Exhibit A :	Letter to Issuer’s Board of Directors dated June 26, 2006 (previously filed)

Exhibit B :	Presentation to Issuer attached to the June 26, 2006 letter (previously filed)

Exhibit C :	Letter to the Issuer’s Board of Directors dated December 4, 2006

Exhibit D :	Presentation to Issuer attached to the December 4, 2006 letter

Exhibit E :	Complaint for Declaratory and Injunctive Relief dated December 4, 2006

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 4, 2006

CASTLERIGG MASTER INVESTMENTS LTD.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CASTLERIGG GLOBAL SELECT FUND LIMITED

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CGS, LTD.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CASTLERIGG GS HOLDINGS, LTD.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

/s/ Thomas E. Sandell
Thomas E. Sandell

/s/ Nick Graziano
Nick Graziano

/s/ Jonathan R. Macey
Jonathan R. Macey

/s/ William I. Tilles
William I. Tilles

APPENDIX I
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

(All regular market transactions were effected on the New York Stock Exchange)

Date of transaction	Person effecting transaction	Amount of securities Bought/ (Sold)	Price per share or unit	Where and how the transaction was effected
10/2/06	CGS	100,000	26.82	Regular Market Transaction
10/3/06	CGS	100,000	26.79	Regular Market Transaction
11/20/06	CGS	21,200	27.03	Regular Market Transaction
11/20/06	CGS	211,200	27.33	Regular Market Transaction
11/21/06	CGS	221,900	27.60	Regular Market Transaction
11/21/06	CGS	25,000	27.59	Regular Market Transaction
11/22/06	CGS	200,000	27.65	Regular Market Transaction
11/30/06	Graziano	100	28.08	Regular Market Transaction
12/01/06	Macey	100	28.04	Regular Market Transaction
11/30/06	Tilles	100	27.79	Regular Market Transaction

APPENDIX II
JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:	December 4, 2006

CASTLERIGG MASTER INVESTMENTS LTD.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CASTLERIGG GLOBAL SELECT FUND LIMITED

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CGS, LTD.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CASTLERIGG GS HOLDINGS, LTD.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

/s/ Thomas E. Sandell
Thomas E. Sandell

/s/ Nick Graziano
Nick Graziano

/s/ Jonathan R. Macey
Jonathan R. Macey

/s/ William I. Tilles
William I. Tilles

APPENDIX III
INFORMATION REGARDING THE INSTRUCTION C PERSONS

Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select have no executive officers or directors other than as follows:

Sandell serves as a director of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select and as an executive officer of Castlerigg International and SAMC.

Daniel Mignon serves as a director of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, CGS, CGSH and Castlerigg Global Select.

InterCaribbean Services Ltd. serves as a director of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings.

Timothy O’Brien and Richard Gashler serve as executive officers of SAMC.

Hilmi Unver serves as a director of CGS, CGSH and Castlerigg Global Select.

To the best of the Reporting Persons’ knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the Instruction C Persons owns any shares of Common Stock.

Name	Principal Occupation	Address	Citizenship/Place of Organization
Sandell	See Item 2	See Item 2	See Item 2
Mignon	Executive of Mignon Geneve, S.A., an investment manager	Le Prince de Galles 10 Avenue de Grande-Bretagne MC-98000 Monte-Carlo MONACO	Belgium
InterCaribbean Services Ltd.	Fund Administrator	c/o Citco BVI Limited Citco Building Wickhams Cay PO Box 662 Road Town, Tortola British Virgin Islands	Curacao, Netherlands Antilles
O’Brien	Chief Financial Officer of SAMC	40 West 57th Street 26th Floor New York, New York 10019	United States of America
Gashler	General Counsel of SAMC	40 West 57th Street 26th Floor New York, New York 10019	United States of America

Unver	Portfolio Manager of Notz, Stucki & Cie	98 rue de Saint-Jean case postale 5240 CH-1211 Geneve 11 Switzerland	Switzerland

APPENDIX IV
POWERS OF ATTORNEY

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg Master Investments Ltd., whose signature appears below, constitutes and appoints each of Timothy O’Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated: December 4, 2006	CASTLERIGG MASTER INVESTMENTS LTD.

	By:	Sandell Asset Management Corp.
its Investment Manager

By: /s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Sandell Asset Management Corp., whose signature appears below, constitutes and appoints each of Timothy O’Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated: December 4, 2006	SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Limited, whose signature appears below, constitutes and appoints each of Timothy O’Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated: December 4, 2006	CASTLERIGG INTERNATIONAL LIMITED

	By:	Sandell Asset Management Corp.
its Investment Manager

By: /s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg International Holdings Limited, whose signature appears below, constitutes and appoints each of Timothy O’Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated: December 4, 2006	CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

	By:	Sandell Asset Management Corp.
its Investment Manager

By: /s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg Global Select Fund, Limited, whose signature appears below, constitutes and appoints each of Timothy O’Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated: December 4, 2006	CASTLERIGG GLOBAL SELECT FUND, LIMITED

	By:	Sandell Asset Management Corp.
its Investment Manager

By: /s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that CGS, Ltd., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated: December 4, 2006	CGS, LTD.

	By:	Sandell Asset Management Corp.
its Investment Manager

By: /s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Castlerigg GS Holdings, Ltd., whose signature appears below, constitutes and appoints each of Timothy O'Brien, Richard A. Gashler and Jamil French as its attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated: December 4, 2006	CASTLERIGG GS HOLDINGS, LTD.

	By:	Sandell Asset Management Corp.
its Investment Manager

By: /s/ Thomas E. Sandell
Thomas E. Sandell Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that Thomas E. Sandell, whose signature appears below, constitutes and appoints each of Timothy O’Brien, Richard A. Gashler and Jamil French as his attorney-in-fact and agent for the undersigned solely for the purpose of executing reports required under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended, and filing the same, with exhibits and appendices thereto, and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each said attorney-in-fact may do or cause to be done by virtue hereof.

Dated: December 4, 2006	/s/ Thomas E. Sandell
Thomas E. Sandell

EXHIBIT C

[Sandell Asset Management Letterhead]

December 4, 2006

By Hand Delivery

The Board of Directors

Southern Union Company

5444 Westheimer Road

Houston, Texas 77056-5306

Attention: Mr. George L. Lindemann

Chairman and Chief Executive Officer

Dear Mr. Lindemann et al:

Sandell Asset Management Corp. (“SAMC”) and the private investment funds advised by SAMC (collectively with SAMC, the “Sandell Funds”) are the beneficial owners of 11,750,714 shares of common stock of Southern Union Company (“Southern Union”, “SUG” or the “Company) representing approximately 9.8% of SUG’s total outstanding shares, making the Sandell Funds the Company’s largest single shareholder.

As you will recall, we sent a letter to the Board of Directors on June 27, 2006 outlining alternatives that management and the Board could take to narrow the very significant gap between the SUG stock price (then $26.26) and what we believe is its intrinsic value of $35 per share. Furthermore, we illustrated how the Company could be worth in the $36-$41 per share range through the creation of a Master Limited Partnership (MLP) and increasing annual dividends to $1.00 per share.

Five months have elapsed and there has been a lack of constructive response to our position. Our suggestions and sincere efforts to work collaboratively with the Company have increasingly been met with little more than posturing. While you may seek to take some comfort in the fact that, in the interim, SUG’s stock price has risen to $28.03, we believe the significant portion of that increase is no doubt attributable to the market’s hope that our prodding will cause you to take action to enhance value. And in any case, the more telling fact is that, once again, the stock has underperformed its peers over the same period. From time to time the Company has paid lip service to the creation of a MLP, but this is far from the concrete action that is necessary to deliver value to shareholders. We find it unconscionable that the Board has failed to put forth anything

_________________________

 Closing price as of November 30, 2006.

December 4, 2006

resembling a concrete plan to close the Company’s valuation gap. In our experience, well governed companies that take their responsibility to shareholders seriously detail specific plans for value creation and allow management and the Board to be graded against such goals. Regrettably, we have seen no such plan from SUG and can only assume that one does not exist.

In the absence of a plan from the Company, as major investors, we have taken it upon ourselves to put forth various initiatives for value creation. We believe that Southern Union has the opportunity to create up to $12 per share of incremental value through a straightforward three-step restructuring of the Company. Specifically, our plan calls for 1) a sale of the remaining LDC assets as soon as practicable; 2) the creation of a MLP with the Trunkline LNG terminal; and 3) an increase in annual dividends to $1.00 per share. Based on our calculations, the first two steps would be both accretive to earnings (2008E) and deleveraging, giving Southern Union the necessary flexibility to increase the dividend to a level consistent with its public company peers as well as to fund increased share repurchases.

We firmly believe that Southern Union has a very valuable collection of assets and that the market currently does not fully reflect the value of these assets. It is now time to take concrete actions to realize and maximize the value of SUG. If the Board is unwilling to restructure the Company in a manner more conducive to public market value creation, we urge the Board to put Southern Union up for sale.

We have set forth more specific details of our proposal in the attached analysis. Although we are confident in the feasibility of our plan, we welcome (and are openly seeking) your input. We believe the Board now faces a critical choice in the future of the Company - either continue to stonewall shareholders and look for ways to criticize our plan without offering any concrete alternative, or begin a new era of communication and collaboration that can enhance the value of SUG for the benefit of all shareholders.

We remain open and available to working constructively with the Board and management to enhance value at Southern Union since we both have a significant vested interest in seeing the valuation improved. However, in light of the lack of cooperation that we have received to date and the Board’s failure to put forth its own concrete plan, as well as various deficiencies in the Company’s corporate governance that cause us great concern, we believe it is imperative that we take concrete action in an effort to encourage the Company to take the necessary steps to maximize value for all of the Company’s stockholders. As you know, certain entrenchment provisions in the Company’s By-Laws purport to strip stockholders of their right under Delaware law to nominate director candidates. We believe these provisions are invalid under applicable law and today we commenced litigation in the State of Delaware seeking to have them declared invalid. Should such provisions be enforceable and applicable to direct stockholder nominations, and we believe they are not, notice of director nominations would need to be provided at least four months in advance of the anniversary date of last year’s proxy statement – which in this case means on or before December 6, 2006. Accordingly, in order to

December 4, 2006

preserve our right as stockholders to nominate directors, that notice is being provided to the Company today under separate cover. As you will see in the notice, we do not seek control of Southern Union and intend to nominate candidates who, if elected, will only constitute a minority of the full Board.

We hope that the Company will take appropriate action such that the time and expense of a costly and distracting proxy contest will not, in fact, be required.

We look forward to hearing from you promptly and can be reached at (212) 603-5700.

Sincerely,

/s/ Thomas Sandell

Thomas Sandell

Chief Executive Officer

Sandell Asset Management Corp.

EXHIBIT D

Southern Union Company

Strategic Alternatives to Enhance Value

December 2006

Disclaimer

THIS PRESENTATION WITH RESPECT TO SOUTHERN UNION COMPANY (THE “ISSUER”) IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY OR PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF SANDELL ASSET MANAGEMENT CORP. (“SAMC”), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION AND SAMC ANALYSES. CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) BY THE ISSUER OR OTHER COMPANIES THAT SAMC CONSIDERS COMPARABLE.

SAMC HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM A THIRD PARTY. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO REPRESENTATION OR WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

SAMC SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING OR THIRD PARTY REPORT. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS, PRO FORMA INFORMATION AND POTENTIAL IMPACT OF SAMC’S ACTION PLAN SET FORTH HEREIN ARE BASED ON ASSUMPTIONS THAT SAMC BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. SAMC RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. SAMC DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY. PRIVATE INVESTMENT FUNDS ADVISED BY SAMC CURRENTLY HOLD SHARES OF COMMON STOCK REPRESENTING AGGREGATE OWNERSHIP OF APPROXIMATELY 9.8% OF THE OUTSTANDING COMMON STOCK OF THE ISSUER. SAMC MANAGES INVESTMENT FUNDS THAT ARE IN THE BUSINESS OF TRADING – BUYING AND SELLING – PUBLIC SECURITIES. IT IS POSSIBLE THAT THERE WILL BE DEVELOPMENTS IN THE FUTURE THAT CAUSE SAMC AND/OR ONE OR MORE OF THE INVESTMENT FUNDS IT MANAGES, FROM TIME TO TIME (IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS OR OTHERWISE), TO SELL ALL OR A PORTION OF THEIR SHARES (INCLUDING VIA SHORT SALES), BUY ADDITIONAL SHARES OR TRADE IN OPTIONS, PUTS, CALLS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SUCH SHARES. SAMC AND SUCH INVESTMENT FUNDS ALSO RESERVE THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO THEIR INVESTMENTS IN THE ISSUER AS THEY MAY DEEM APPROPRIATE, INCLUDING, BUT NOT LIMITED TO, COMMUNICATING WITH MANAGEMENT OF THE ISSUER, THE BOARD OF DIRECTORS OF THE ISSUER AND OTHER INVESTORS AND THIRD PARTIES, AND CONDUCTING A PROXY SOLICITATION WITH RESPECT TO THE ELECTION OF PERSONS TO THE BOARD OF DIRECTORS OF THE ISSUER.

Strategic Alternatives to Enhance Value: Executive Summary

SUG’s Valuation and Performance Gap Must Be Addressed Immediately
•	Southern Union receives a performance and valuation discount to peers that are more proactive about enhancing shareholder value through actions such as:
°	Creation of MLPs and disposition of non-core assets
°	More competitive dividend policies and stock repurchase plans
°	Effective communication of plans for value creation
•	Management emphasizes its growth prospects as the key to unlocking shareholder value. However, the Street already recognizes the Company’s capital plans in their estimates
°	Ironically, should the SUG stock continue to underperform, the valuation discount could widen further given the Company’s anticipated growth profile
•

It is imperative that management address its market discount by acting in accordance with its public company peers via the sale of non-core assets, the creation of a MLP, aggressive stock repurchases and the implementation of a more competitive dividend policy

•	If SUG is unable or unwilling to undertake these initiatives, the alternative solution is to put the Company up for sale
°

SUG, as a whole or in parts, is highly attractive to both strategic and financial buyers due to restructuring opportunities around its diverse but asset-rich portfolio, and the ability to create value over the long term

°	Transaction multiples for utility and pipeline assets are at historically high levels, creating a robust environment for SUG to sell itself

Strategic Alternatives to Enhance Value: Executive Summary

“Transformation” is No Longer an Excuse for Underperformance
•	SUG has argued that its transformation from a staid gas utility to a pipeline company is the root of the stock’s valuation discount and stock price underperformance
•	However, Duke Energy, Kinder Morgan, Williams, Sempra, and ONEOK have all undertaken meaningful transformations over the past three years, yet their stock prices have significantly outperformed SUG’s
°	Duke Energy has shed billions in assets, created and sold MLP GPs, undergone a corporate merger, and is now undertaking a spin-off
°	Williams has shed billions in assets and reinvested in its core businesses despite carrying a burdensome power portfolio
°	Kinder Morgan has made a very sizeable acquisition, numerous other ‘bolt-on’ transactions and is in the midst of a levered management buyout
°	Sempra is currently transforming itself from a power & utility company to a natural gas infrastructure and trading company
°	ONEOK bought a MLP GP, sold E&P assets, bought midstream assets and exercised MLP asset drop-downs
•	The contrast in SUG’s relative performance is stark and it is time for the Board to address the situation head on

Total Shareholder Return - Integrated Natural Gas Companies in Transformation
	2004	2005	2006 YTD	2004-Current
Kinder Morgan, Inc.	28.4%	30.3%	18.3%	97.9%
ONEOK, Inc.	33.7%	-2.8%	68.2%	118.7%
Williams Companies	66.9%	44.0%	21.2%	191.2%
Duke Energy	30.2%	13.1%	20.6%	77.6%
Sempra Energy	25.6%	25.6%	23.9%	95.5%
Average	37.0%	22.0%	30.4%	116.2%

Southern Union Company	36.8%	3.5%	20.0%	69.9%

Notes:

Source: Bloomberg

As of November 30, 2006.

Strategic Alternatives to Enhance Value: Valuation

SUG Trails Peers in Value Creation
•	Peers that have created MLP subsidiaries and have higher dividend payout ratios trade at significant premiums to SUG

Price / Earnings Multiple Comparison
	2006E	2007E	2008E	Payout
Kinder Morgan, Inc.	21.0x	19.7x	16.1x	70.6%
ONEOK, Inc.	17.9x	16.8x	15.3x	47.2%
Williams Companies	25.5x	18.8x	15.3x	29.2%
Duke Energy	17.5x	16.4x	15.6x	68.9%
Equitable Resources	23.8x	19.5x	17.4x	40.6%
Sempra Energy	14.9x	14.8x	13.7x	33.7%
Average	20.1x	17.7x	15.6x	48.4%

Southern Union Company	16.3x	14.8x	14.9x	22.0%

SUG Discount (multiple)	-3.8x	-2.9x	-0.7x
SUG Discount (%)	-19.0%	-16.1%	-4.2%

•	As noted, Southern Union is the worst performer of this group since 2004 and has underperformed every single year

Notes:

Source: Bloomberg, I/B/E/S consensus estimates. SUG EPS based on Sandell estimates.

As of November 30, 2006.

Strategic Alternatives to Enhance Value: Valuation

SUG Summary Valuation
•	Southern Union trades at a significant discount to its intrinsic value using comparable company multiples:

Southern Union Company Valuation
1) Based on Sum-of Parts Analysis	EBITDA	Multiple	Value
Gas Distribution	$95.3	8.5x	$810.45
Transportation & Storage	$567.5	9.5x	$5,391.40
SU Gas Services (Formerly Sid Rich)	$209.4	8.0x	$1,675.00
Corporate	($10.1)	8.0x	($80.40)
Total Enterprise Value			$7,796.45
Less: Net Debt			($3,991.33)
Implied Equity Value			$3,805.12
Per Share Value Based on Sum-of-Parts Analysis			$33.81
Premium to Current			20.6%

2) Based on 2008E P/E/ Multiple	EPS	Multiple	Value
Per Share Value on Earnings	$2.33	15.0x	$34.97
Per Share Value Based on P/E Ratio			$34.97
Premium to Current			24.7%

3) Based on 2008 EV/EBITDA Multiple	EBITDA	Multiple	Value
Total Enterprise Value	$862.2	9.0x	$7,759.69
Less: Net Debt			($3,991.33)
Implied Equity Value			$3,768.36
Per Share Value Based on EV/EBITDA Ratio			.48
Premium to Current			19.4%

Overall Reference Valuation			$34.00
Premium to Current			21.3%

Prices as of November 30, 2006. Updated for recent TransWestern asset swap and fully consolidated for Florida Gas Transmission.

Reference multiples for Gas Utility (LDC) based on: NWN, KSE, NJR, PNY, WGL, Comparable Transaction Multiples (Aquila sale).

Reference multiples for Transportation & Storage (note: includes CCE Holdings) based on: WMB, KMI, ENB, STR, EP, MMP, KMP, and select comparable transaction multiples (KMI-TER, etc.).

Reference multiples for Midstream Assets based on comparable transaction multiples (OKE, CPNO, etc.).

SUG EBITDA and EPS based on SAMC estimates

Strategic Alternatives to Enhance Value: Key Initiatives

Overview of Strategic Initiatives for Value Creation
•	SUG management has a number of highly viable options to enhance value for shareholders in the near term:
°	Step 1: Sale of remaining LDC assets and Dutch Tender at a premium (if the large discount persists)
°	Step 2: MLP of Trunkline LNG terminal
°	Step 3: Increase dividend to $1.00 per share
°	These straightforward corporate actions are very likely to result in significant value creation for shareholders
•	Furthermore, these actions would ease some of the existing pressures on the Company
°	MLP and LDC sales are both de-leveraging events and should ease the concerns of ratings agencies
°	Lower debt levels would free up cash flow for increased dividends, drawing more yield oriented investors into SUG’s shares
•	More importantly, SUG would be sending a very strong signal to the market and existing shareholders that Management and the Board are committed to maximizing value
•	Sandell/Castlerigg believes there is up to $12 per share of value in excess of the current price that could be created from these strategic actions
•	The longer the Company takes to articulate its plan to investors, the less credibility it has with Wall Street, and faces the greater likelihood of investor attrition and impatience

VALUE CREATION THROUGH FINANCIAL RESTRUCTURING
Current Share Price	$28.03
Stand-Alone Fair Value	$34.00
Incremental Value from Restructuring	$6.00

Total Potential Value Creation	$40.00
Percentage Increase to Shareholders	42.7%

Strategic Alternatives to Enhance Value: Key Initiatives

Step 1 : LDC Sale / Share Repurchase
•	We have assumed a share repurchase in 2007 using the proceeds from the sale of the gas utilities
°	Combined with proceeds from MLP dropdowns, we believe the Company can repurchase $675 million of stock in 2007
°

Assuming that SUG’s large discount to its fair value persists, it presents the opportunity to undertake a meaningful share repurchase even with a Dutch auction at premiums of up to 20% from current levels

•	Our analysis shows credit neutrality and significant value accretion for long-term shareholders thru share repurchases
°	We also believe the Company will experience multiple expansion once it has disposed of these assets
•	Given the current high multiples for asset purchases, purchasing SUG stock is the best investment the Company can make at this time

Dutch Tender Auction – Southern Union Company	Value
Sale of Gas Utility Properties	$1,100.00
Estimated Book Value of Properties	($300.00)
Less: Taxes @ 34%	($272.00)
Net Proceeds Available for Repurchase	$828.00

Gas Utility EBITDA, 2008E	$95.3
Pre-Tax EV/EBITDA Multiple	11.5x
After Tax EV/EVITDA Multiple	8.7x

Strategic Alternatives to Enhance Value: Key Initiatives

Step 2 : Create a MLP with Trunkline LNG Terminal
•	We believe the Company should immediately create a MLP with the Trunkline LNG terminal
°	Creating a MLP de-levers the Company, and is both earnings neutral and value enhancing
•	Although there will be some tax leakage on a portion of the gain-on-sale, the value creation far outweighs the tax penalty
•	We encourage SUG management to complete a 100% MLP conversion of the Trunkline LNG terminal as quickly as possible
°

On a NPV basis, we believe a Trunkline LNG MLP could generate proceeds and cash flow to the company of between $1.2 - $1.4 billion after-tax depending on the speed at which Southern Union can complete the dropdowns

°	Virtually all of SUG’s assets will qualify for MLP dropdowns in the future, resulting in several years of potential shareholder value creation and an attractive acquisition currency
•	A MLP will provide cash to buy back stock and pay down substantial amounts of debt, leverage improves substantially even with stock buybacks and tax leakage from MLP dropdowns

Strategic Alternatives to Enhance Value: Key Initiatives

Impact of Steps 1 & 2 : Restructuring Results in Up to $40 of Value
•	We assume a use of proceeds from the MLP creation and the LDC sale in 2007-2008 as follows:
°	$975 million in share repurchases vs. $75 million in buybacks stand-alone
°	$780 million in debt repayment vs. $79 million paydown stand-alone
•	Below is a snapshot of value creation by 2008. MLP should also lead to a valuation multiple expansion for SUG’s earnings stream
°	Over the years following 2008, value enhancement will accelerate even further
Southern Union Company Valuation
($ in millions, except per share values), 2008 Estimates

		With MLP and Buyback
1) Sum-of Parts Analysis	Multiple	EBITDA	Value
Gas Distribution	8.5x	$0.0	$0.00	(1)
Transportation & Storage	9.5x	$487.5	$4,631.40	(2)
SU Gas Services (Formerly Sid Rich)	8.0x	$209.4	$1,675.00
GP Ownership	15.0x	$4.1	$62.11
Corporate	8.0x	($10.1)	($80.40)
Total Enterprise Value			$6,288.11
Less: Net Debt			($3,089.10)	(3)
Implied Equity Value			$3,199.01
Shares Outstanding			79.8	(4)
Per Share Value Based on Sum-of-Parts Analysis			$40.07
Premium to Current			43.0%

Overall Reference Valuation			$40.00

Premium to Current			42.7%

Footnotes:

(1)	We assume the remaining gas distribution assets are sold.
(2)	EBITDA is lower by $80mm representing the portion of Trunkline LNG that has been sold to its MLP.
(3)	SUG is able to de-leverage itself substantially as well as shrink its equity float in excess of the forgone EBITDA.
(4)	SUG will use the remainder of the proceeds to repurchase shares.

Strategic Alternatives to Enhance Value: Key Initiatives

Impact of Steps 1 & 2 : MLP and LDC Asset Sale
•	EPS neutral in the early years, accretive in the out-years
•	Free Cash Flow (after assumed dividends) ratably improves per share over the years due to better ROIC from the MLP
•	Coverage ratios for debt remain consistent while debt / capitalization falls dramatically despite share buybacks

COMPANY OUTLOOK – STAND ALONE VS. MLP & LDC SALE STRATEGY

Statistic	2007E	2008E	2009E	2010E	2011E

Earnings Per Share
Stand Alone EPS	$2.05	$2.33	$2.50	$2.61	$2.65
EPS with MLP & Sale (excluding gains on sale)	$1.95	$2.45	$2.72	$2.96	$3.71

MLP & Sale Accretion / Dilution
Accretion / Dilution ($) (excluding gains)	($0.10)	$0.12	$0.22	$0.35	$0.76

Leverage Statistics
Debt / Cap (fully consolidated) Stand Alone	64.5%	62.9%	61.8%	61.0%	61.1%
Debt / EBITDA (fully consolidated) with MLP & Sale	60.5%	58.1%	55.1%	51.7%	52.6%

Debt Coverage Statistics
Debt / Cap (fully consolidated) Stand Alone	4.9x	4.4x	4.2x	4.0x	3.8x
Debt / EBITDA (fully consolidated) with MLP & Sale	4.7x	4.5x	4.2x	4.0x	3.8x

Free Cash Flow Per Share
Stand Alone	($1.47)	$0.86	$1.78	$1.97	$2.39
With MLP & Sale (excluding sale proceeds)	($1.88)	$0.77	$2.09	$2.44	$3.31
With MLP & Sale (including sale proceeds)	$7.30	$4.76	$57.4	$6.62	$6.00

Notes:

Free cash flow is defined as Net Income + D&A – Capital Expenditures – Common Dividends.

Assumptions include a $1.00 annualized dividend beginning in 3Q2007.

Strategic Alternatives to Enhance Value: Key Initiatives

Step 3 : Increase in Dividends Would Raise SUG Profile
•	Southern Union’s current dividend payout ratio of 22% is not in line with regulated companies which pay out a larger portion of their earnings (averaging over 45%)
°	As a result the Company does not attract sufficient investor interest from traditional yield-oriented institutions
•

Without constraining its operations, SUG has the potential to boost dividends significantly and target a payout ratio more in line with comparable companies. This would allow SUG shareholders to receive a $1.00 per share annual dividend

°

Based on a current yield of 3.0% such a boost in dividends to shareholders would have the likely effect of attracting greater investor interest in SUG and lifting the Company’s stock price materially towards its fair value

Current Dividend Level	$0.40
Payout Ratio	22.1%
Current Share Price	$28.03
Yield	1.4%
New Dividend Level	$1.00
Current Share Price	$28.03
New Yield	3.57%

Dividend – an Alternate Value Creation	2007E	2008E	2009E	2010E

New Dividend Level at fixed Payout Ratio	$1.00	$1.14	$1.22	$12.7
Payout Ratio	48.8%	48.8%	48.8%	48.8%
Group Average Yield for 45-50% Payout Ratios	3.0%	3.0%	3.0%	3.0%

Implied Equity Value per Share	$33.33	$37.94	$40.67	$42.45
Premium to Current	18.9%	35.4%	45.1%	51.4%

Estimated yield based on comparable companies with 45-50% payout ratios.

Strategic Alternatives to Enhance Value: Alternative Strategy

Alternatively, Sell the Company
•

Although Southern Union has significant growth potential in the next few years and we believe the various initiatives highlighted so far would be effective in improving the stock price, value can also be realized through a sale of the Company

•	We believe the Board should also consider whether remaining public with its current asset configuration is optimal for realizing shareholder value
•	Given the highly strategic nature of SUG’s assets and the Company’s strong cash flow profile, we believe Southern Union’s assets are highly attractive to both strategic and financial investors
°	Recent data points include the well-received Kinder Morgan deal at 11.9x EBITDA / 20.0x PE
°	SUG’s growth and native cash generation make it an ideal candidate for a buyout

SUG M&A Valuation	Multiple	Value

Enterprise Value / 2006E EBITDA	11.9x	$45.47

Price / 2006E Earnings	20.0x	$36.14

Implied Equity Value per share		$40.81
Premium to Current		$45.6%

Notes:

Multiples based on the initial proposal of Kinder Morgan, Inc.’s MBO/LBO offer.

Subsequently final offer has been raised further (multiples are even higher).

EXHIBIT E

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

CASTLERIGG MASTER INVESTMENTS, a British Virgin Islands company, Plaintiff, v. SOUTHERN UNION CO., a Delaware corporation, Defendant	) ) ) ) ) ) ) ) ) ) )	Civil Action No. ____________

COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF

Plaintiff Castlerigg Master Investments, Ltd. (“Castlerigg” or “Plaintiff”), by and through its attorneys, Richards, Layton & Finger, P.A., pleads as and for its Complaint for Declaratory and Injunctive Relief against Defendant Southern Union Co. (“Southern Union” or the “Company”) as follows:

Nature of the Action

1.             This action is brought to redress the wrongful application of a by-law that purports to strip stockholders of their ability to nominate candidates for election to the Company’s board of directors by purporting to invest a committee of the incumbent board of directors with power to approve which nominations can be placed before the Company’s annual meeting of stockholders. Both the by-law itself and its purported application by the Company constitute a self interested attempt at entrenchment by the current board of directors of the Company. The challenged by-law purports to give to the Company’s board of directors complete control over the director nomination process and therefore serves to discourage, if not prevent, any stockholder from nominating an insurgent slate of director candidates, as all nominees must be approved by the Corporate Governance Committee of the incumbent board of directors.

2.             The challenged by-law is completely at odds with fundamental and well-recognized principles of Delaware law - most pertinently that a sitting board of directors has no power whatsoever to control who may and may not be nominated for election to the board. By attempting to usurp to themselves the power to approve stockholder nominations, the sitting board of directors has committed a breach of its fiduciary duties. The by-law is invalid on its face and as applied to Castlerigg.

3.             In addition, the by-law as written is literally impossible to comply with (even if otherwise valid - which it is not), as it requires stockholder nominees to fill out and submit certain company-specific materials not publicly available.

4.             Finally, the by-law contains other facially unreasonable requirements which identify it as entrenchment motivated. Even though Castlerigg has held its shares for more than one year, the by-law is unreasonable in that it purports to require stockholders to hold their shares for at least a year before they are permitted to “recommend” nominees for election as director. Nothing in the General Corporation Law allows directors to adopt by-laws which discriminate against stockholders in this manner.

The Parties

5.             Plaintiff Castlerigg is an investment fund that, together with several affiliates, beneficially owns 11,071,414 shares of common stock of Southern Union. As the beneficial owner of nine percent of Southern Union’s outstanding stock, Castlerigg is Southern Union’s largest single stockholder.

6.             Defendant Southern Union, a Delaware corporation, is the second-largest natural gas pipeline operator in the United States. Through its subsidiaries, Southern Union owns and operates interstate pipelines that transport natural gas from the Gulf of Mexico, Texas and Oklahoma to major U.S. markets in the Midwest and Great Lakes regions. Additionally, Southern Union has an interest in and operates interstate pipeline companies that transport natural gas from areas in western Texas, Colorado and New Mexico to markets throughout the Southwest and California.

Factual Background

7.             Over the past several years, Southern Union has undergone a transformation from a gas utility to a pipeline company.

8.             Other companies who have similarly transformed themselves over the past several years have consistently outperformed Southern Union, generating multi-year total stockholder returns which are, on average, far superior to Southern Union’s returns over comparable periods.

9.             On June 26, 2006 Sandell Asset Management Corp. (“Sandell”), an affiliate of and advisor to Castlerigg, sent a letter to George Lindemann, Southern Union’s chairman & CEO, which stated that the Company’s current stock price did not reflect the intrinsic value of the Company or “recognize the strategic transformation of [Southern Union] from a regional gas utility to a natural gas-focused midstream & pipeline powerhouse.”

10.           To unlock this intrinsic value, Sandell suggested several strategic proposals to bring the Company’s stock price more in line with the true value of the Company: “1) create a tax advantageous master limited partnership; 2) continue to sell its remaining local gas distribution utilities; and 3) raise its annual dividend to $1 per share to bring the company’s dividend policy more in line with [Southern Union]’s peers, and consider putting the Company up for sale.”

11.           Since Sandell’s letter was transmitted to Southern Union, the Company’s management has not undertaken any of the remedial steps suggested by Sandell.

12.           On December 4, 2006, Sandell sent follow-up correspondence again asking the Company’s board to take concrete steps to enhance stockholder value and eliminate the market discount at which Southern Union trades compared with its peer companies. Sandell included a detailed financial presentation with this letter.

13.           Due to the Company’s lack of responsiveness to Plaintiff’s affiliate’s previously expressed concerns, Castlerigg determined to give notice of its intent to nominate a slate of directors that it believes will press the full board to take the necessary steps to maximize the Company’s value for its stockholders.

14.          By letter dated December 4, 2006, Castlerigg gave notice to the Company of its intention to nominate three candidates, Nick Graziano, Jonathan R. Macey and William I. Tilles, for election to the Company’s board of directors in connection with the Company’s upcoming annual meeting of stockholders.

15.           According to Article II, Section 13(a)(1) of the Company’s by-laws, stockholders must submit their recommendations for nominees for election to a committee of the Company’s board of directors by December 6, 2006, or 120 calendar days prior to the one-year anniversary of the date of the Company’s proxy statement distributed in connection with last year’s annual meeting. Last year’s proxy statement was dated April 5, 2006.

16.           Notwithstanding Plaintiff’s providing timely notice of its intent to nominate, however, the Company, through its by-laws, has created a process which affords its board of directors unfettered authority to determine which director nominees may stand for election - and which may not - thereby vesting in itself the power to determine whether or not stockholders get to replace the board of directors at the annual meeting.

The Facially Invalid Director Recommendation By-law

17.           Article II, Section 13 of the Company’s by-laws (the “Director Recommendation By-law”) imposes the following restrictions on any stockholder attempting to nominate candidates to stand for election as director of the Company:

(a)           [T]he Corporate Governance Committee shall identify and nominate individuals qualified to become directors...[.] [A]ny stockholder...entitled to vote in an Election Meeting may recommend to the Corporate Governance Committee one or more persons as director nominees; provided, however, that any such recommendation must be made in accordance with the applicable procedures set forth herein.

The full text of Article II, Section 13 of the by-laws is attached hereto as Exhibit A.

18.           On its face, the Director Recommendation By-law requires any stockholder to submit its nominees for approval of the board’s Corporate Governance Committee before such nominees ultimately can be considered for election by the Company’s stockholders.

19.           In fact, the Director Recommendation By-law purports to vest power in the Chief Executive Officer of the Company to declare director nominations not made in accordance with the by-law null and void. It states:

The Chief Executive Officer (or, in the absence of the Chief Executive Officer, the designee of the Board) may, in his or her discretion, determine and declare to the Election Meeting that a nomination not made in accordance with the applicable procedures set forth herein shall be disregarded.

Article II, Section 13(a) (emphasis supplied).

20.           Nor is there any doubt that Southern Union fully intends the Director Recommendation By-law to apply to stockholder (as opposed to merely Board) attempts to nominate director candidates. In its September 30, 2006 Form 10Q, filed on November 9, 2006, Southern Union included a ‘correction’ to its definitive proxy materials previously filed with the SEC on March 30, 2006. The ‘correction’, which was made “to reflect the Company’s by-laws as amended through May 9, 2005”, reads as follows:

Q.	How does a stockholder nominate someone to be considered for election as a director of Southern Union?
A.	Any stockholder may recommend any person as a nominee for director of Southern Union by submitting such recommendation in writing to the Company’s Corporate Governance Committee through its Chair....

21.           The Director Recommendation By-law is invalid on its face and as applied here. Nothing in Delaware law sanctions or even contemplates such an audacious power grab by sitting directors. This by-law, on its face, strikes at the very heart of the stockholder franchise, which this Court has correctly described as an important factor legitimizing our system of corporate governance.

The Invalid Qualifications Imposed by the Director Recommendation By-law

22.           The Director Recommendation By-law requires the stockholder who submits a “recommendation” to the Corporate Governance Committee to submit “a questionnaire in the form completed by the incumbent directors and executive officers of the Company for the prior fiscal year of the Company, accurately completed by such recommended director nominee.”

23.	The referenced questionnaire is not publicly available.

24.           On its face, requiring a stockholder to complete an unavailable form is neither reasonable nor in compliance with Delaware law.

25.           Similarly, as noted above, there is no basis in Delaware law to require that stockholders hold their shares for any length of time in order to be permitted to “recommend” nominees for director.

26.           Although Plaintiff has, in fact, held shares for more than a year and thus is not directly impacted by this portion of the Director Recommendation By-law, the imposition of this hurdle on the exercise of corporate democracy further demonstrates the unreasonableness of the Director Recommendation By-law.

COUNT I

(Invalidity Of By-law)

27.           Plaintiffs repeat and reallege paragraphs 1-26 of the Complaint as if fully set forth herein.

28.           The Director Recommendation By-law is inequitable and unreasonable per se and its application should be enjoined permanently.

29.           On its face, the Director Recommendation By-law requires that any stockholder wishing to nominate a candidate or candidates for director must first “recommend” the candidate(s), who then must be approved by the board’s Corporate Governance Committee.

30.           In simplest terms, the Director Recommendation By-law makes the incumbent directors gatekeepers of who (if anyone) will be permitted to challenge them. Delaware law does not recognize such a role for directors.

31.           The Director Recommendation By-law improperly purports to remove from stockholders the power to nominate candidates for director and to transform that inherent power of stockholders into a power to “recommend” nominees.

32.           Through these measures, the Director Recommendation By-law, on its face, discourages, if not prevents, any stockholder of the Company from attempting to nominate a non-incumbent candidate for election as director of the Company because the incumbent board exercises complete control over which nominees are ultimately submitted for stockholder vote.

33.           The provisions of the Director Recommendation By-law are unreasonable and serve only to stifle any dissatisfied stockholders from challenging incumbent directors.

34.           The Director Recommendation By-law is invalid on its face, and is currently causing Plaintiff irreparable harm.

35.	Plaintiffs have no adequate remedy at law.

COUNT II

(Invalidity of By-law As Applied to Plaintiff)

36.           Plaintiffs repeat and reallege paragraphs 1-35 of the Complaint as if fully set forth herein.

37.          By virtue of the application of the Director Recommendation By-law to Plaintiff, Plaintiff purportedly has been stripped of its power to nominate candidates for election and has purportedly been relegated merely to being able to “recommend” nominees for a Committee of the incumbent board of directors to consider.

38.           The purported deprivation of the right to nominate constitutes current and irreparable harm to Plaintiff.

39.	Plaintiff has no adequate remedy at law.

COUNT III

(Invalidity of Secret Questionnaire Requirement)

40.           Plaintiffs repeat and realleges paragraphs 1-39 of the Complaint as if fully set forth herein.

41.           To create an even steeper hurdle for insurgent nominees, the Director Recommendation By-law requires the nominees to complete a questionnaire which is not publicly available before they will be “considered” by the board’s Corporate Governance Committee.

42.           Plaintiffs, who have sought to nominate a slate of director candidates, are currently being deprived of their right to do so by application of the Director Recommendation By-law and are suffering current irreparable harm.

43.	Plaintiffs have no adequate remedy at law.

WHEREFORE, Plaintiffs demand that the Court enter its Orders, Judgments and Decrees:

(a)	declaring and decreeing that the Director Recommendation By-law is invalid as a matter of law;
(b)	preliminarily and permanently enjoining the application of the Director Recommendation By-law to any attempt by Plaintiff to nominate one or more individuals as candidates for director;
(c)

declaring and decreeing that notice has been validly given of Plaintiff’s intention to nominate each of Nick Graziano, Jonathan R. Macey and William I. Tilles, and that if such individuals are so nominated at the meeting, they will be validly nominated and qualified to stand for election as directors of the Company;

(d)

awarding Plaintiffs their costs and expenses incurred in bringing and prosecuting this action, including their attorneys’ fees based on, inter alia, the corporate benefit conferred by this litigation, together with pre and post judgment interest; and

(e)	awarding such other and further relief as may be just and equitable in the circumstances.
OF COUNSEL: Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

_______________________________

Gregory V. Varallo (#2242)

John D. Hendershot (#4178)

Ethan A. Shaner (#4650)

Richards, Layton & Finger, P.A.

One Rodney Square, P.O. Box 551

Wilmington, Delaware 19899

(302) 651-7700

Attorneys for Plaintiff

Dated: December 4, 2006